Exhibit 12

THE DRESS BARN, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
HISTORICAL
(IN THOUSANDS, EXCEPT RATIOS)

The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the 13 weeks ended October 29, 2005.

	13 Weeks Ended	Fiscal Year Ended
	October 29, 2005	July 30, 2005	July 31, 2004	July 26, 2003	July 27, 2002	July 28, 2001

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$1,708	$10,230	$1,959	$164	$—	$—
Portion of rental expense deemed to represent interest	10,106	36,507	30,521	29,573	28,829	26,789
Total fixed charges	11,814	46,737	32,480	29,737	28,829	26,789

Earnings:
Income (loss) from continuing operations before income taxes	$35,893	$85,760	$45,473	$11,222	$57,691	$55,396
Fixed charges	11,814	46,737	32,480	29,737	28,829	26,789
Total earnings for computation of ratio	47,707	132,497	77,953	40,959	86,520	82,185

Ratio of earnings to fixed chargess	4.04x	2.83x	2.40x	1.38x	3.00x	3.07x

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.